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EXHIBIT A6
                                  [LETTERHEAD]


                                November 29, 2000



Dear Optionholder:


         On November 17, 2000, The Mills Corporation commenced an offer to purchase all of our outstanding options with an exercise price of $23.50 or more (the "offer") that were issued to employees under the 1994 Amended and Restated Executive Equity Incentive Plan or the 1999 Stock Option Plan (the "options"). The offer is scheduled to expire on December 18, 2000 unless extended pursuant to the terms of the offer. By now you should have received the offer to purchase and letter of transmittal (the "offer documents").

         The purpose of this letter is to update certain information contained in the offer documents regarding the intentions of our executive officers to participate in the offer. Since the commencement of the offer, we have had an opportunity to contact each of our executive officers regarding their intentions and have been advised that none of our executive officers, including those that are also directors, intend to tender their options into the offer. The executive officers as a group own 1,524,358 options with an exercise price of $23.50 or more, none of which will be tendered in the offer.

         The decision by the executive officers represents their personal evaluation of the long term value of their outstanding options, but should not be interpreted as a recommendation against the offer. The executive officers recognize that the goals and needs of employees may differ, and that the offer may enable the company to provide better performance incentives to such employees and, as a result, to maximize stockholder value.

         Please consider this updated information when reviewing the offer documents and deciding whether to tender your options in the offer. If you need an additional copy of the offer documents, please contact Michael Rodis, our Vice President of Human Resources, at (703) 526-5000.


                                         Very truly yours,



                                         ------------------
                                         Laurence C. Siegel
                                         Chairman of the Board and Chief
                                           Executive Officer